APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Convivio Cafe LLC

Profit and Loss

All Dates

	TOTAL
Income	
Sales	14,181.88
Sales-Events	1,064.08
Total Sales	**15,245.96**
Total Income	**$15,245.96**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Bags, Boxes, Labels	1,235.87
Coffee	8,722.40
Ingredients	952.79
Shipping	978.84
Total Cost of Goods Sold	**11,889.90**
Total Cost of Goods Sold	**$11,889.90**
GROSS PROFIT	**$3,356.06**
Expenses	
Advertising & Marketing	1,031.10
Bank Charges & Fees	19.95
Event Materials	98.16
Legal & Professional Services	650.00
Architectural & Design Services	5,250.00
Total Legal & Professional Services	**5,900.00**
Office Supplies & Software	1,182.77
Taxes & Licenses	28.13
Total Expenses	**$8,260.11**
NET OPERATING INCOME	**$ -4,904.05**
NET INCOME	**$ -4,904.05**

Convivio Cafe LLC

Balance Sheet

As of November 2, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Caja Chica (Petty Cash)	80.00
Checking	20,550.95
Total Bank Accounts	**$20,630.95**
Total Current Assets	**$20,630.95**
Fixed Assets	
Machinery & Equipment	465.00
Total Fixed Assets	**$465.00**
TOTAL ASSETS	**$21,095.95**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner's Investment	26,000.00
Retained Earnings	-1,292.42
Net Income	-3,611.63
Total Equity	**$21,095.95**
TOTAL LIABILITIES AND EQUITY	**$21,095.95**

I, Kristin Lacy, certify that:

1. The financial statements of Convivio Café LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Convivio Café LLC has not been included in this Form as Convivio Café LLC was formed on 09/06/2020 and has not filed a tax return to date.

Signature   *Kristin Lacy*

Name: Kristin Lacy

Title: Co-Owner